Changes in Affiliates (New Affiliate)

PT. KRAKATAU POSCO is a new affiliate company of the POSCO Group. POSCO owns 70 percent of the total issued and outstanding shares of PT. KRAKATAU POSCO. Now, outstanding shares of PT. KRAKATAU POSCO are 2,000 and POSCO will buy 651,700 shares by the end of 2013.

Company to be affiliated:

• Company Name: PT. KRAKATAU POSCO

• Total Assets (KRW): 2,324,200,000

• Total Shareholders’ Equity (KRW): 2,324,200,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 2,324,200,000

• Current total number of affiliated companies: 143